AFL-CIO HIT Finances Substantial Rehabilitation of Affordable Senior Housing in Chicago

The AFL-CIO Housing Investment Trust (“HIT”) is helping to finance the $68.4 million substantial rehabilitation of Heiwa Terrace Apartments (“Heiwa Terrace”), a senior affordable housing development located in Chicago’s Uptown neighborhood. The renovation will include repairs to the building’s exterior along with upgrades to building systems, kitchens, baths and common areas. Heiwa Terrace features 204 units, all of which are affordable, a Japanese garden and organized adult activities for residents. The project’s non-profit sponsor, the Japanese American Service Committee, was formed in 1946 to assist Japanese immigrants and their American-born children coming to Chicago from World War II internment camps.

The HIT is providing $28.5 million through its purchase of Ginnie Mae construction loan certificates and a permanent loan certificate to finance this rehabilitation. Heiwa Terrace, the HIT’s 55th project in Chicago and 107th in Illinois, is part of the HIT’s $1 billion Midwest@Work Initiative.

In addition to creating the union construction work and other economic benefits that can be found here, all units at Heiwa Terrace will remain affordable to seniors earning between 40% - 80% of the Area Median Income (“AMI”), with over 90% reserved for residents earning between 40%-60% AMI. This investment is expected to generate over 396,700 hours of union construction work among other economic impacts. In addition, Heiwa Terrace has incorporated sustainability goals into the renovation: the upgraded roof, windows, insulation and appliances are all intended to reduce the building’s energy consumption.

The HIT is a fixed-income investment company registered with the Securities and Exchange Commission. Its investors include union and public employee pension plans and labor organizations. The HIT invests primarily in government and agency insured and guaranteed multifamily mortgage-backed securities. The HIT is one of the earliest practitioners of socially responsible impact investing, with a track record of over 35 years that demonstrates the added value derived from union-friendly investments. The investment objective of the HIT is to provide competitive returns for its investors and to promote the collateral objectives of constructing affordable housing and generating employment for union members in the construction trades and related industries. More information is available on the HIT’s website, www.aflcio-hit.com.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.

AFL-CIO Housing Investment Trust | 1227 25th Street NW, Suite 500, Washington, DC 20037

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